Exhibit 15(b)







July 7, 1997

Sears, Roebuck and Co.
3333 Beverly Road
Hoffman Estates, Illinois

We have made a review, in accordance with standards established by the American Institute of Certified Public Accountants, of the unaudited interim financial information of Sears, Roebuck and Co. for the periods ended March 29, 1997 and March 30, 1996, as indicated in our report dated April 17, 1997; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above, which was included in your Quarterly Report on Form 10-Q for the quarter ended March 29, 1997, is being used in this Registration Statement.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.


/S/Deloitte & Touche
Deloitte & Touche LLP
Chicago, Illinois